SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 001-13422

Agnico-Eagle Mines Limited

(Translation of registrant’s name into English)

145 King Street East, Suite 500, Toronto, Ontario  M5C 2Y7

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-         )

EXHIBITS

Exhibit No.	Exhibit Description
1	Support Agreement by and among Agnico-Eagle Mines Limited, Agnico-Eagle Acquisition Corporation, and Cumberland Resources Ltd., dated as of February 14, 2007.
2	Lock-up Agreement by and among Agnico-Eagle Mines Limited, Agnico-Eagle Acquisition Corporation, and the persons listed on Schedule A top such agreement, dated as of February 14, 2007
3	Material Change Report 51-102F3 dated February 14, 2007 relating to an offer to acquire Cumberland Resources, Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: February 21, 2007	By:
	Name:	R. Gregory Laing
	Title:	General Counsel, Vice President Legal and Corporate Secretary